Bontan Corporation Inc.

Consolidated Financial Statements

For the Nine Months Ended December 31, 2005 and 2004

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated January 30, 2006)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the nine months ended December 31, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the nine months ended December 31, 2005 and the shareholders’ equity as at that date to the extent summarised in Note 13 to the consolidated financial statements.

January 30, 2006

Bontan Corporation Inc.

Consolidated Balance Sheets

(Canadian Dollars)

(Unaudited – see Notice to Reader dated January 30, 2006)

	Note	December 31, 2005 (Unaudited)	March 31, 2005 (Audited)
Assets
Current
Cash		$ 1,382,752	$ 860,330
Short-Term Investments	3	1,320,507	76,387
Interest in Oil Properties	5(i)	-	2,161,986
Deferred Stock-Based Compensation	4	93,561	1,732,929
Pre-paid and Other Receivables	5(i)	473,158	26,958
		3,269,978	4,858,590
Interest in Gas Properties	5(ii)	-	216,568
Liabilities
Current
Accounts Payable and Accrued Liabilities		$ 91,386	$ 109,710
Advances from Shareholders, Non-Interest Bearing		16,677	14,611
		108,063	124,321
Shareholders’ Equity
Capital Stock	6	31,221,998	28,280,890
Contributed Surplus		3,758,800	3,795,078
Deficit		(31,818,883)	(27,125,131)
		3,161,915	4,950,837
		$ 3,269,978	$ 5,075,158

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 30, 2006)

	Note	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
		December 31, 2005		December 30, 2004
Income
Gain on Sale of Interest in Oil Property	5i	(371,068)	1,538,937	159,311	159,311
Realized Gain on Short Term Investments		179,495	183,432
Interest		17,692	20,176	265	265
		(173,881)	1,742,545	159,576	159,576
Expenses
Interest in Gas Property Written Off	5	(384,748)	3,878,507	-	-
Stock Based Compensation	4	211,198	1,851,710	192,391	380,756
Translation Exchange Loss		12,610	219,518	(8,008)	7,473
Travel, Promotion, and Consulting		88,696	254,786	10,033	243,098
Shareholders Information		35,426	141,965	43,290	132,317
Professional Fees		4,438	40,157	27,668	75,717
Communication		3,429	16,592	3,828	12,332
Office and General		7,312	19,073	2,045	5,203
Transfer Agents’ Fees		1,036	6,441	2,465	6,491
Rent		1,436	4,326	1,337	(29,715)
Bank Charges and Interest		335	3,222	1,823	2,933
		(18,832)	6,436,297	276,872	836,605
Loss from Continuing Operations		(155,049)	(4,693,752)	(117,296)	(677,029)
Discontinued Operations
Loss from Operations of Discontinued Business		-	-	(85,352)	(182,039)
Net Loss		(155,049)	(4,693,752)	(202,648)	(859,068)
Basic and Diluted Loss Per Share Information
Loss from Continuing Operations		(0.01)	(0.32)	(0.01)	(0.06)
Loss from Discontinued Operations		-	-	(0.01)	(0.02)
Net Loss Per Share	7	(0.01)	$ (0.32)	$ (0.02)	$ (0.08)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 30, 2006)

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	December 31, 2005		December 31, 2004
Cash Flows From Operating Activities
Net Profit (Loss) for Period	(155,049)	$(4,693,752)	$(202,648)	$(859,068)
Less: Loss from Discontinued Operations	-	-	85,352	182,039
Net Profit (Loss) from Continuing Operations	(155,049)	(4,693,752)	(117,296)	(677,029)
Items Not Affecting Cash
Interest in Gas Property Written Off	(384,748)	3,878,507	-	-
Unrealized Loss on Investments		-	-	-
Gain on Sale of Interest in Oil Properties	371,068	(1,538,937)	-	-
Promotion Costs Settled by Issuance of Shares	12,542	12,542
Fees Settled with Common Shares	151,945	1,851,710	192,391	380,756
Net Loss from Discontinued Operations	-	-	(85,352)	(182,039)
Cash Effect of Changes in:
Pre-Paid and Other Receivable	(333,254)	(446,200)	20,849	12,401
Accounts Payable and Accrued Liabilities	58,107	(18,324)	(87,858)	(213,636)
Investing Activities	(279,389)	(954,454)	(77,266)	(679,547)
Advances	-	-	-	2,530,353
Short-Term Investments	(626,256)	(1,244,120)	129,365	(227,596)
Disposal of (Investment in) Interest in Oil Properties Net of Direct Costs	8,113	4,065,438	-	-
Interest in Gas Properties	384,748	(3,661,939)	(204,600)	(2,366,586)
Mineral Properties	-	-	(53,157)	-
	(233,395)	(840,621)	(22,078)	(63,829)
Financing Activities
Net Advances from Shareholders	-	2,066	(179)	(444,114)
Common Shares Issued	211,464	2,315,431	379,312	993,753
	211,464	2,317,497	379,133	549,639
Increase (Decrease) in Cash During Period	(301,320)	522,422	279,789	(193,737)
Cash at Beginning of Period	1,684,072	860,330	27,015	500,541
Cash at End of Period	$ 1,382,752	$ 1,382,752	$ 306,804	$ 306,804

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

(Unaudited –see Notice to Reader dated January 30, 2006)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance March 31, 2004	9,599,453	24,287,903	-	(22,068,555)	2,219,348
Issued Under Private Placement	1,343,124	649,679	-	-	649,679
Finder’s Fee Paid on Private Placement	-	(35,237)	-	-	(35,237)
Options Granted Under 1999 & 2001 Stock Option Plans	-	-	5,265,240	-	5,265,240
1999 Stock Options Exercised	1,100,000	624,773	-	-	624,773
Value Transferred from Contributed Surplus to the Extent Exercised	-	1,470,162	(1,470,162)	-	-
Issued Under 2001 Consultant Stock Compensation Plan	174,524	119,695	-	-	119,695
Issued Under 2003 Consultant Stock Compensation Plan	754,619	1,693,915	-	-	1,693,915
Net Loss	-	-	-	(5,056,576)	(5,056,576)
Balance March 31, 2005	12,971,720	$28,280,890	$3,795,078	$(27,125,131)	$4,950,837
Issued Under Warrants Exercised	2,162,452	2,256,738			2,256,738
Finder’s Fee Paid on Warrants Exercised		(225,674)			(225,674)
Issued Under 2003 Consultant Stock Compensation Plan	123,713	212,342			213,342
1999 Stock Options Exercised	100,000	41,587			41,587
2003 Stock Options Exercised	400,000	242,780			242,780
Valuation of Options Granted			345,030		345,030
Value Transferred from Contributed Surplus to the Extent Options Exercised		381,308	(381,308)		-
Restricted Shares Issued in Settlement of Fees	23,500	32,027			32,027
Net Loss				(4,693,752)	(4,693,752)
Balance December 31, 2005	15,781,385	$31,221,998	$3,758,800	$(31,818,883)	$3,161,915

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

1.  NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that operates and invests in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

2.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2005 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2005, and the summary of significant accounting policies included therein.

3.  SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities.  The quoted market value of the securities on hand as at December 31, 2005 was $1,787,222.

Included in the short term investments are 200,000 shares of a Canadian public corporation subscribed under a private placement at a cost of $200,000 (market value at December 31, 2005:  $394,000).  These shares can not be traded until April 15, 2006 according to the restrictive conditions of the private placement.

4.  DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of shares and options issued under the Company’s Plans to consultants for services that will be performed during the period subsequent to the balance sheet date.  Changes during the three months ended and nine months ended December 31, 2005 were, respectively, as follows:

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

4.

DEFERRED STOCK BASED COMPENSATION – continued…

Three months ended December 31, 2005

	Balance at October 1, 2005	Deferred during the quarter	Expensed during the quarter	Balance at December 31, 2005	Balance at March 31, 2005
Options	$7,154	$-	$(7,154)	$-	$1,145,152
Stocks	289,864	7,741	(204,044)	93,561	587,777
	$297,018	$7,741	$(211,198)	$93,561	$1,732,929

Nine months ended December 31, 2005
	Balance at April 1, 2005	Deferred during the period	Expensed during the period	Balance at December 31, 2005
Options	$1,145,152	$-	$(1,145,152)	$-
Stocks	587,777	212,342	(706,558)	93,561
	$1,732,929	$212,342	$(1,851,710)	$93,561

5.

OIL AND GAS PROPERTIES INTERESTS

	Balance at April 30, 2005	Exploration costs	Carrying value of disposal	Write-down	Transferred to receivable	Balance at December 31, 2005

Interest in oil properties (i)	$2,161,986	$-	$(2,161,986)	$-		$-
Interest in gas properties (ii)	216,568	4,016,059	-	(3,878,507)	(354,120)	$-

	$2,378,554	$4,016,059	$(2,161,986)	$(3,878,507)	$(354,120)	$-

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited – see Notice to Reader dated January 30, 2006)

5.  OIL AND GAS PROPERTIES INTERESTS – continued…

i.  Interest in oil properties:

On July 5, 2005, the Company sold its 0.75% Indirect Participation Interest in an oil exploration project in Papua New Guinea (IPI Interest) for a sum of US$3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005.  The Company received the funds on July 7, 2005.  Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project.

In this connection, the Company paid cash fee of US$32,000 plus 16,000 restricted common shares of the Company valued at US$16,000 to an independent US brokerage firm, which introduced the buyer.

In addition, the Company also granted options to acquire 1.1 million common shares to Mr. Terence Robinson exercisable at US$0.50 per option, for successfully bringing in and negotiating the deal.  As at December 31, 2005, the value of the option granted of $354,030 based on Black-Scholes option price model was charged against the proceeds of the sale of IPI interest.

The computation of capital gain arising from this transaction is as follows:

	US$	CDN$
Carrying value of the IPI interest	1,589,943	2,161,986

Sale proceeds	3,200,000	4,104,036
Less: fee paid to Brokerage firm in cash	(32,000)	(38,598)
Restricted common shares issued to the brokerage firm	(16,000)	(19,485)
Valuation of options granted to Mr. Robinson	(297,440)	(345,030)
Net proceeds on sale	2,854,560	3,700,923
Capital gain on sale	1,264,617	1,538,937

ii.  Interest in gas properties

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million towards seismic survey, land leases and exploration costs of the first exploration test well under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, the management decided to write off the carrying value of the interest in the gas project minus the net amount representing excess payments for which a refund was received subsequent to the period end.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

6.

CAPITAL STOCK

(a)  Authorized

Unlimited number of common shares

(b)  Issued

	31-Dec-05		March 31, 2005
	Common		Common
	Shares	Amount	Shares	Amount
Beginning of year	12,971,720	$28,280,890	9,599,453	$24,287,903	$50,852,063
Issued under a private placement	-	-	1,343,124	649,679
Expenses relating to private placement		-		(35,237)
Issued in settlement of fees (2)	23,500	32,027
Issued under 2001 Consultant Stock Compensation Plan	-	-	174,524	119,695
Issued under 2003 Consultant Stock Compensation Plan	123,713	212,342	754,619	1,163,915
Options excercised	500,000	665,675	1,100,000	2,094,935
Issued under warrants exercised (1)	2,162,452	2,256,738	-	-
Expenses relating to warrants exercised	(1)	(225,674)	-	-
	15,781,385	$31,221,998	12,971,720	$28,280,890

.

(1)  On May 26, 2004, the Company closed a private placement agreement with certain accredited investors for 8,879,571 Units at US$0.35 per Unit.  Each Unit included one common share and one common share purchase warrant.  Each warrant entitled its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit.

On May 25, 2005, the Company’s registration statement in Form F-3 under the Securities Act of 1933 became effective.  The registration statement covered 3,654,699 restricted shares and 5,841,726 common shares issuable upon exercise of outstanding warrants, which were issued under the private placement.  The registration enables the warrant holders to have the restrictive legends removed from the shares issuable upon exercise of their warrants.

At the time of the registration of the shares issuable upon exercise of warrants, as explained above, the Company made to its warrant holders an offer to reduce warrant exercise price to US$0.60 from US$1 for a limited period of four days.  Five warrant holders took advantage of the offer and exercised 739,524 warrants for a total sum of US$ 443,714.  The balance of the warrants was exercised at the original exercise price of US$1 per warrant.

Expenses relating to the warrants represented finder’s fee of 10% of the warrants exercised.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

6.

CAPITAL STOCK – (b) Issued – continued…

(2)  Shares issued in settlement of fees comprised the following:

i.

16,000 Common shares issued to a brokerage firm for introducing the buyer for the IPI interest in oil property (refer note 5(i)). The shares were valued CDN$19,485, which represented the market price on the date of issue of the shares.

ii.

7,500 Common shares issued to an independent research firm as part of their fee for compiling a research report on the Company. The shares were valued CDN$19,485, which represented the market price on the date of issue of the shares. The shares were valued CDN$12,542, which represented the market price on the date of issue of the shares.

All the above shares are restricted as to their transferability and saleability.

7.

STOCK PLANS

(a)  On December 5, 2005, the Company registered the following three Plans with Securities and Exchange Commission of the United States of America:

i.

The Robinson Option Plan

-

under the Plan, the Company registered an option in favour of Mr. Terence Robinson to acquire up to 1.1 million common shares of the Company at an exercise price of US$0.50 per option share for services rendered in connection with the sale of the Company’s indirect participation interest in the Papua New Guinea oil exploration project. (Note 5.i). The option is valid for five years to December 5, 2010.

ii.

2005 Stock Option Plan

-

the Company registered 1 million stock options under this Plan exercisable to acquire equal number of common shares at an exercise price and within the time period to be decided at the discretion of the board of directors of the Company at the time of grant.

iii.

2005 Consultant Stock Compensation Plan

-

the Company registered 1 million common shares under this Plan to be offered to consultants, directors and employees in lieu of fees for services rendered or to be rendered.

As at December 31, 2005 no options were granted under 2005 Stock Option Plan and no shares were granted under 2005 Consultant Stock Compensation Plan.

(b)

The fair value of the option granted to Mr. Terence Robinson under the Robinson option Plan has been estimated at the date of grant in the amount of $345,030 using a Black-Scholes option price model with the following weighted average assumptions:

Risk free interest rate

3.71%

Expected dividends

nil

Expected volatility

170

Expected life

5 years

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

7.

STOCK PLANS  -  (b) – continued…

Option price models require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The amount of $345,030 has been recorded in the consolidated statement of operations as a reduction from gain on sale of interest in oil property with corresponding amount included in contributed surplus in the shareholders equity on the consolidated balance sheet.

8.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 15,781,385 shares for the three months ended December 31, 2005 and 14,622,240 for the nine months ended on the same date. (March 31, 2005 – 11,700,303).

The Company had approximately 2.4 million warrants and 4.9 million options, which were not exercised as at December 31, 2005. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

9.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)  The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

(b)  The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010. The contract provides for payment of the fee, which covered the period from November 2004 to December 31, 2005 by allotment of 450,000 options at prices varying from US$.35 and US$.75 plus reimbursement of expenses. The fee for the remaining period in the fiscal 2006 and subsequent years will be decided at the board meeting after the end of the third quarter of the fiscal 2006. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)  The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

9.

COMMITMENTS AND CONTINGENT LIABILITIES – continued…

(d)  On August 1, 2005, The Company entered into a consulting contract with Mr. Jeffrey Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company. The contract is for one year expiring on July 30, 2006 and is for a sum of $ 86,400 payable in 120,000 common shares under the 2003 Consultants Compensation Plan. 10,000 shares were issued on the date of signing and the balance to be issued at the rate of 2,500 per week. Under the contract, Mr. Robinson will provide public relation services and is responsible for the web site contents and data base maintenance. The Contract is not subject to automatic renewal.

(e)  On August 15, 2005, the company renewed consulting contract with Mr. John Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company and sole owner and president of Current Capital Corp., a firm with which the Company has media relation contract. (see 8.a). The contract was retroactive to July 1, 2005 for one year term, not subject to automatic renewal. The consulting fee was agreed to be 120,000 common shares under 2003 Consultants Compensation Plan. 107,048 shares were issued on the renewal date and balance to be issued upon registration of a new Compensation Plan. Mr. Robinson will provide services that include monitoring the oil and gas projects that the Company may participate from time to time.

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the nine months ended December 31, 2005 and balances as of that date have been listed below with comparatives for the same period in the previous fiscal year in brackets, unless they have been disclosed elsewhere in the financial statements.

(i)  Included in shareholders information expense is $108,991 (2004 – $122,526) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)  CCC charged approximately $26,394 for rent, telephone, consultants’ fees and other office expenses (2004: $47,107).

(iii)  Finders fee of $225,674 (2004: $nil) was paid to CCC in connection with the warrants exercised. The fee is payable at the rate of 10% of the proceeds from the exercise of such warrants.

(iv)  Included in professional and consulting fees are fees of $3,016 (2004: $42,000) paid to directors of the Company and $nil (2004: $84,112) paid to a former director for consulting services.

(v)  Options granted to CEO - $nil ( 2004: 450,000 options at option prices ranging from US$0.35 to US$0.75 per option share). Options and shares granted to a former director for consulting services – nil (2004: 2,,090,000 options at option price of US$0.50 and 290,500 common shares)

(vii)  Business expenses of $13,382 (2004 - $11,462) were reimbursed to directors of the corporation and $123,306 (2004: $63,955) to a former director who provides consulting services to the Company.

(viii)  Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2004 - $13,036).

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

10.

RELATED PARTY TRANSACTIONS – continued…

(viiii)  Payable and accrual includes $7,536 (2004: $47,540) due to CCC, $251 (2004: $7,010) due to a director and $41,291 (2004: $ 54,597) due to a former director.

(x)  Prepaid and other receivable includes an advance of $25,000 to CEO granted on December 6, 2005. The advance is repayable within six months and carry interest at 5.5% per annum.

11.

SEGMENTED INFORMATION

As at December 31, 2005, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2005.

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	September30, 2005	March 31, 2005

Canada	$2,883,547	$2,696,604
Papua New Guinea	-	2,161,986
USA	386,431	216,568

	$3,269,978	$5,075,158

12.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

	December 31, 2005			March 31, 2005
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$3,269,978	466,715	$3,736,693	$4,858,590		$4,858,590
Long term assets	-	-	-	216,568	(216,568)	-
Total assets	$3,269,978	$466,715	$3,736,693	$5,075,158	$(216,568)	$4,858,590

Current Liabilities	108,063		108,063	124,321		124,321
Capital stock	31,221,998		31,221,998	28,280,890		28,280,890
Contributed surplus	3,758,800		3,758,800	3,795,078		3,795,078
Deficit	(31,818,883)	466,715	(31,352,168)	(27,125,131)	(216,568)	(27,341,699)
Liabilities and shareholders' equity	$3,269,978	$466,715	$3,736,693	$5,075,158	$(216,568)	$4,858,590

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued…

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Nine months ended December 31	2005	2004

Net Loss for year, Canadian GAAP	(4,693,752)	(859,068)
Exploration interest expensed		(2,366,586)
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	219,518	7,473
Loss for year US GAAP	(4,474,234)	(3,218,181)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(219,518)	(7,473)
Unrealised gain on "available for sale" equity securities	466,715	218,001
Comprehensive loss for year, US GAAP	(4,227,037)	(3,007,653)

Basic and diluted loss per share, US GAAP (note 8)	(0.29)	(0.27)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued…

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Nine months ended December 31	2005	2004
Cashflows used in continuing operating activities, Canadian GAAP	(954,454)	(497,508)
Adjustment to oil & gas properties interests	-	(2,366,586)

Cashflows used in continuing operating activities, US GAAP	(954,454)	(2,864,094)
Cashflows used in discontinued operating activities, Canadian & US GAAP	-	(182,039)
Cashflows used in operating activities, US GAAP	(954,454)	(3,046,133)

Cashflows used in investing activities, Canadian GAAP	(840,621)	(63,829)
Adjustment to oil & gas properties interests	-	2,366,586
Cashflow provided by (used) in investing activities	(840,621)	2,302,757

Cashflow provided by financing activities, Canadian and US GAAP	2,317,497	549,639

Decrease in cash during period, Canadian and US GAAP	522,422	(193,737)
Cash at beginning of period	860,330	500,541
Cash at end of period	1,382,752	306,804

(d)

Short - term marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

The Company invests its surplus cash in marketable securities intended for resale within a year. These have been classified as “available for sale”. Accordingly, unrealized gains on securities on hand at December 31, 2005 and 2004 respectively have been included in the computation of comprehensive income under the US GAAP.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited –see Notice to Reader dated January 30, 2006)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued…

New accounting pronouncements

The following accounting development in The US standards is in addition to those detailed in the audited consolidated financial statements for the year ended March 31, 2005  that would affect the results of operations or financial position of the Company:

Impairment of certain investments (FSP FAS 115-1 and FAS 124-1)

Further to the issuance of FSP EITF 03-1-1 on September 30, 2004, to defer indefinitely the effective date for recognition and impairment guidance under EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, on November 3, 2005, which officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area.  The FSP generally encompasses EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities.  This FSP is effective for the Company’s financial statements on April 1, 2006, and a preliminary assessment to date does not indicate that it will have significant impact on the Company’s Consolidated Financial Statements.

14.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

15.

SIGNIFICANT POST BALANCE SHEET EVENT

The following is a summary of key corporate changes and other significant events that occurred subsequent to December 31, 2005:

On January 18, 2006, the board-approved allotment of 1 million common shares under 2005 Consultant stock Compensation Plan to six consultants. The common shares were valued at US$0.25 each based on the market value on the date of allotment.  288,000 common shares were allotted to Mr. Kam Shah as his fee as CEO and CFO of the Company for 2006 calendar year. 480,000 common shares were issued to Mr. Terence Robinson as his consulting fee for 2006. Two independent directors were allotted 40,000 shares in total for their services as members of audit committee.